FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of December


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                   BG Group plc
                             Tuesday 17 December 2002

                    BG FURTHER CONSOLIDATES NORTH SEA ASSETS


BG Group today announced that it is disposing of its 60% equity in the Southern North Sea Block 47/15b, containing the Rose gas discovery, to Centrica Resources Ltd, which will also assume the operatorship.

Under the arrangement, Centrica will transfer to BG a 1.5% interest in the BG-operated Armada complex, thus increasing BG's total Armada equity to 46.77%. Centrica will also make a cash payment to BG of EUR7.32 million.

BG Executive Vice President for the UK Jon Wormley said:

 "The exchange of Rose for additional equity in Armada is part of BG's ongoing strategy to rationalise its UK portfolio. The swap will provide value enhancement by consolidating assets in areas that are core to our operations and where we therefore have greater strength. In this sense, it follows the pattern set by the major exchange of North Sea interests we agreed with BP last May"

The disposal of Rose is effective from 1 October 2002, and the acquisition of the new Armada equity from 1 January 2003. The agreement is subject to DTI and partner approval.


Notes to Editors

The Rose field lies in Block 47/15b of the North Sea, 55 kilometres east of the Easington terminal and eight kilometres north-east of the Amethyst field. It was discovered in 1998 by BG with the deviated well 47/10-6. A gas discovery in the "Rose R2" prospect within the same block was announced in July 2001.

BG Group plc -The Integrated Gas Major - works across the spectrum of the gas chain. Active on five continents in some 20 countries, BG operates four business segments - Exploration & Production, LNG, Transmission & Distribution and Power.

BG is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake, Armada and Easington Catchment Area fields. Internationally, BG's operational strategy is to develop gas markets and construct infrastructure in tandem with its exploration interests. BG's core areas are the UK, Egypt, Kazakhstan, South America, India and Trinidad & Tobago.


Enquiries:

BG

Media                       Chris Carter                     0118 929 2597

Investor Relations          Chris Lloyd/Megan Watson/
                            Brian McCleery                   0118 929 3025

Web: www.BG-Group.com


Centrica Resources Ltd

Media                                                         01753 494085

Investor Relations                                            01753 494900



                              SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 17 December 2002                            By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary